UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Waste Industries USA, Inc.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

941057 10 1

(CUSIP Number)

Lonnie C. Poole, Jr.

3301 Benson Drive

Suite 600

Raleigh, NC 27609

(919) 325-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William G. McNairy, Esq.

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

230 N. Elm Street, Suite 2000

Greensboro, North Carolina 27401

October 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 941057 10 1	13D	Page 2 of 13

1	NAME OF REPORTING PERSON: Lonnie C. Poole, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 2,241,930
8 SHARED VOTING POWER: 1,803,049 (1)
9 SOLE DISPOSITIVE POWER: 2,241,930
10 SHARED DISPOSITIVE POWER: 1,803,049 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,044,979 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 28.6% (3)
14	TYPE OF REPORTING PERSON: IN

(1)	Includes 1,741,729 shares of Common Stock held by the Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995 for the benefit of Mr. Poole’s children, deemed to be beneficially owned by Mr. Poole pursuant to Rule 13d-3(d)(1)(i).
(2)	Amount in Row 11 does not include: (i) 29,268 shares owned by Mr. Poole’s wife, Carol Poole; (ii) 35,263 shares owned by Mr. Poole’s mother, Maxine Poole; and (iii) 45,000 shares owned by Waste Industries Foundation, the president of which is Mr. Poole’s wife. Mr. Poole disclaims any and all beneficial or pecuniary interest in these shares of Common Stock.
(3)	Based on 14,135,998 shares of Common Stock outstanding at October 16, 2007, as disclosed by the Issuer to the Reporting Persons (the “Reported Shares Outstanding”) and options to acquire a further 2,462 shares of Common Stock, exercisable by Mr. Poole within 60 days of October 22, 2007.

CUSIP No. 941057 10 1	13D	Page 3 of 13

1	NAME OF REPORTING PERSON: Lonnie C. Poole, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): United States	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 768,257
8 SHARED VOTING POWER: 1,741,729
9 SOLE DISPOSITIVE POWER: 768,257
10 SHARED DISPOSITIVE POWER: 1,741,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,509,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.8% (2)
14	TYPE OF REPORTING PERSON: IN

(1)	Amount in Row 11 does not include 7,830 shares held by Mr. Poole’s mother, Carol Poole, in a custodial account for the benefit of Mr. Poole’s children, of which Mr. Poole disclaims any and all beneficial or pecuniary interest.
(2)	Based on the Reported Shares Outstanding and options to acquire a further 1,031 shares of Common Stock, exercisable by Mr. Poole within 60 days of October 22, 2007.

CUSIP No. 941057 10 1	13D	Page 4 of 13

1	NAME OF REPORTING PERSON: Scott J. Poole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,109,126
8 SHARED VOTING POWER: 1,741,729
9 SOLE DISPOSITIVE POWER: 1,109,126
10 SHARED DISPOSITIVE POWER: 1,741,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,850,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.2% (2)
14	TYPE OF REPORTING PERSON: IN

(1)	Amount in Row 11 does not include 7,314 shares held by Mr. Poole’s mother, Carol Poole, in a custodial account for the benefit of Mr. Poole’s children, of which Mr. Poole disclaims any and all beneficial or pecuniary interest.
(2)	Based on the Reported Shares Outstanding.

CUSIP No. 941057 10 1	13D	Page 5 of 13

1	NAME OF REPORTING PERSON: Jim W. Perry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,368,064
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 1,368,064
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,368,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7% (2)
14	TYPE OF REPORTING PERSON: IN

(1)	Amount in Row 11 does not include 15,000 shares owned by Mr. Perry’s wife, of which Mr. Perry disclaims any and all beneficial or pecuniary interest.
(2)	Based on the Reported Shares Outstanding and options to acquire a further 2,007 shares of Common Stock, exercisable by Mr. Perry within 60 days of October 22, 2007.

CUSIP No. 941057 10 1	13D	Page 6 of 13

1	NAME OF REPORTING PERSON: Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust) (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 25,736
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 25,736
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 25,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Scott J. Poole is the sole trustee of this Trust.
(2)	Based on the Reported Shares Outstanding.

CUSIP No. 941057 10 1	13D	Page 7 of 13

1	NAME OF REPORTING PERSON: Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust) (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 407,100
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 407,100
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 407,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.9% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Scott J. Poole is the sole trustee of this Trust.
(2)	Based on the Reported Shares Outstanding.

CUSIP No. 941057 10 1	13D	Page 8 of 13

1	NAME OF REPORTING PERSON: Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,741,724
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 1,741,724
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,741,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.3% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Scott J. Poole and Lonnie C. Poole, III are the joint trustees of this Trust. Lonnie C. Poole, Jr. is the grantor of this Trust.
(2)	Based on the Reported Shares Outstanding.

SCHEDULE 13D

EXPLANATORY NOTES: As described in the Proposal Letter discussed in Item 4 below, the Reporting Persons (as defined below), along with GS Direct, L.L.C. (“GS Direct”) and Macquarie Infrastructure Partners, Inc. (“MIP” and, together with GS Direct, their respective affiliates, investment funds managed by GS Direct and MIP and their respective affiliates, the “Sponsors”) are participants in the Proposal (as defined in Item 4).

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, no par value, of Waste Industries USA, Inc. (“Common Stock”)

Waste Industries USA, Inc. (formerly known as Waste Holdings, Inc.) (the “Issuer”) is a North Carolina corporation with its principal executive offices located at 3301 Benson Drive, Suite 601, Raleigh, NC 27609.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) and (b)            This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Lonnie C. Poole, Jr., (2) Lonnie C. Poole, III, (3) Scott J. Poole, (4) Jim W. Perry, (5) Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust) (“Tailwalker Trust”), (6) Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust) (“Non-GST Trust”) and (7) Lonnie C. Poole, Jr. Grantor Trust Dated May 1, 1995 (“Grantor Trust”).

A Joint Filing Agreement among the Reporting Persons is filed as Exhibit 7.01 to this Schedule 13D.

The business address of each of Lonnie C. Poole, Jr., Lonnie C. Poole, III, and Jim W. Perry is 3301 Benson Drive, Suite 601, Raleigh, North Carolina 27609.

The business address of Scott J. Poole is 7901 Strickland Road, Suite 115, Raleigh, North Carolina 27615.

Lonnie C. Poole, Jr. and his wife, Carol Poole, share the power to vote and dispose of 61,320 shares of Common Stock held by Blue Marlin Investments, L.P. Carol Poole resides at 401 Ramblewood Drive, Raleigh, North Carolina 27609.

Each of the Tailwalker Trust, the Non-GST Trust and the Grantor Trust (together, the “Trusts”) are trusts created pursuant to North Carolina law. Scott J. Poole is a trustee of each of the Trusts, and his business address, referred to above, is also the business address for each of the Trusts. Lonnie C. Poole, III is also a trustee of the Grantor Trust, and his business address, referred to above, is also the business address for the Grantor Trust.

(c) The present principal occupation of Lonnie C. Poole, Jr. is Chairman of the Board of Directors of the Issuer.

The present principal occupation of Lonnie C. Poole, III is Vice President, Corporate Development of the Issuer.

The present principal occupation of Jim W. Perry is President, Chief Executive Officer and Director of the Issuer.

The present principal occupation of Scott J. Poole is member/manager of Brynsco, LLC, a real estate development company, having its principal office at 7901 Strickland Road, Suite 115, Raleigh, North Carolina 27615.

Carol Poole is retired.

(d) and (e)            During the last five years, none of the Reporting Persons nor Carol Poole have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons (other than the Trusts) and Carol Poole are all United States citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock that each of the Reporting Persons (other than the Trusts) beneficially own were acquired through open market purchases using personal or other funds, through each of such person’s service as an officer or director of the Issuer, through distribution of shares resulting from the termination of GRAT instruments, through gifts from family members or through other purchases in private transactions.

The shares of Common Stock that each of the Trusts beneficially own were transferred to the Trusts by Lonnie C. Poole, Jr. and Lonnie C. Poole, III.

It is anticipated that funding for the Proposal (as defined in Item 4 below) will be in the form of (1) cash contributed to the acquisition vehicle formed by the Investors (as defined in Item 4 below) and (2) debt financing. In addition, it is anticipated that a portion of the shares of Common Stock, currently held by the Reporting Persons, certain Poole family members and entities and certain employees of the Issuer (together with the Reporting Persons, the “Rollover Shareholders”) will be contributed to the acquisition vehicle. The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

On October 22, 2007, Lonnie C. Poole, Jr. (on behalf of himself and certain Poole family members and entities), Jim W. Perry, MIP and GS Direct delivered a letter (the “Proposal Letter”) to the Special Committee of the Board of Directors of the Issuer in which it was proposed that the Rollover Shareholders and the Sponsors (together, the “Investors”) would offer to acquire by merger, through a newly-formed entity, for a purchase price of $36.75 in cash per share, all of the outstanding shares of the Issuer’s Common Stock, other than any shares held by any of the Rollover Shareholders (the “Proposal”). The Proposal Letter states that no binding obligation on the part of any person will arise with respect to the Proposal or any transaction until a mutually acceptable definitive merger agreement for the acquisition of the outstanding Common Stock of the Issuer is executed and delivered. A copy of the Proposal Letter is filed as Exhibit 7.02 to this Schedule 13D, and is incorporated by reference into this Item 4. No guarantees can be given that the proposed merger will be consummated.

In connection with the Proposal, the Reporting Persons and the Sponsors entered into a Support Agreement, dated October 22, 2007, (the “Support Agreement”) whereby the Reporting Persons agreed to support and vote in favor of the Proposal and the transactions contemplated thereby, to vote against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Issuer in the merger agreement, against any alternative proposal, and against any agreement (or amendment to any agreement in existence on the date hereof), amendment of the Issuer’s charter documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the merger. The Support Agreement is filed as Exhibit 7.03 to this Schedule 13D, and is incorporated by reference into this Item 4.

The Board of Directors has established a special committee of independent directors (the “Special Committee”) that has retained independent financial and legal advisors to consider the Proposal. After delivery of the Proposal, the Investors presented the Special Committee with drafts of a merger agreement, forms of commitment letters from the Investors, and a debt commitment letter from Wachovia Bank, N.A., HSBC Securities (USA) Inc., and HSBC Bank, N.A. (the “Debt Commitment Letter”), to facilitate their consideration of the Proposal. The Debt Commitment Letter is filed as Exhibit 7.04 to this Schedule 13D and is incorporated by reference into this Item 4. The Investors reserved the right to withdraw the Proposal at any time.

The Proposal could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the NASDAQ National Market System, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). One or more of the Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)            As of October 22, 2007, and (b) the Reporting Persons may be deemed to beneficially own 7,290,426 shares of Common Stock, including options to acquire 5,500 shares of Common Stock within 60 days of October 22, 2007. Such 7,290,426 shares of Common Stock constitute approximately 51.6 % of the sum of the outstanding shares of Common Stock, based on the Reported Shares Outstanding, and the aforementioned options currently exercisable or exercisable by the Reporting Persons within 60 days of October 22, 2007.

Lonnie C. Poole, Jr. has direct beneficial ownership of 4,044,979 shares of Common Stock, which represents approximately 28.6 % of the sum of the Reported Shares Outstanding and the options hereafter referenced. The aggregate number set forth above includes: (i) 2,239,468 shares of Common Stock held directly by him; (ii) options to purchase 2,462 shares of Common Stock, currently exercisable or exercisable within 60 days of October 22, 2007; (iii) 1,741,729 shares of Common Stock held by the Grantor Trust, deemed to be beneficially owned by him pursuant to Rule 13d-3(d)(1)(i); and (iv) 61,320 shares of Common Stock held by Blue Marlin Investments, L.P., a limited partnership in which he and his wife, Carol Poole are general partners with shared investment power. Information furnished in Item 2 of this Schedule 13D, relating to Carol Poole, is incorporated herein by reference.

Lonnie C. Poole, III has direct beneficial ownership of 2,509,986 shares of Common Stock, which represents approximately 17.8 % of the sum of the Reported Shares Outstanding and the options hereafter referenced. The aggregate number set forth above includes: (i) 767,226 shares of Common Stock held directly by him; (ii) options to purchase 1,031 shares of Common Stock, currently exercisable or exercisable within 60 days of October 22, 2007; and (iii) 1,741,729 shares of Common Stock held by the Grantor Trust, a trust in which he is a trustee, sharing investment power with Scott J. Poole.

Scott J. Poole has direct beneficial ownership of 2,850,855 shares of Common Stock, which represents approximately 20.2 % of the Reported Shares Outstanding. The aggregate number set forth above includes: (i) 676,280 shares of Common Stock held directly by him; (ii) 25,736 shares of Common Stock held by the Tailwalker Trust, a trust in which he is the sole trustee; (iii) 407,110 shares of Common Stock held by the Non-GST Trust, a trust in which he is the sole trustee; and (iv) 1,741,729 shares of Common Stock held by the Grantor Trust, a trust in which he is a trustee, sharing investment power with Lonnie C. Poole, III.

Jim W. Perry has direct beneficial ownership of 1,368,064 shares of Common Stock, which represents approximately 9.7 % of the sum of the Reported Shares Outstanding and the options hereafter referenced. The aggregate number set forth above includes: (i) 1,366,057 shares of Common Stock held directly by him; and (ii) options to purchase 2,007 shares of Common Stock, currently exercisable or exercisable within 60 days of October 22, 2007.

The Tailwalker Trust has direct beneficial ownership of 25,736 shares of Common Stock, which represents approximately 0.2 % of the Reported Shares Outstanding.

The Non-GST Trust has direct beneficial ownership of 407,100 shares of Common Stock, which represents approximately 2.9 % of the Reported Shares Outstanding.

The Grantor Trust has direct beneficial ownership of 1,741,724 shares of Common Stock, which represents approximately 12.3 % of the Reported Shares Outstanding.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with, among others, the Sponsors. The Reporting Persons do not have affirmative information about any shares that may be beneficially owned by such other persons, other than the 33,737 shares of Common Stock reported as beneficially owned by the Sponsors in the Sponsors’ Schedule 13D, filed with the Securities and Exchange Commission on November 1, 2007. Each Reporting Person hereby disclaims membership in any “group” with any person other than the Reporting Persons, and disclaims beneficial ownership of any shares of Common Stock that may be beneficially owned by, among others, the Sponsors.

(c) In the past 60 days, Jim W. Perry exercised options to acquire 1075 shares of Common Stock on October 15, 2007 at an exercise price of $23.12 per share. Except for that transaction, the Reporting Persons have not effected any other transactions in Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal Letter and the Debt Commitment Letter, which are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01.	Joint Filing Agreement by and among the Reporting Persons, dated as of October 31, 2007.

Exhibit 7.02.	Proposal Letter, dated October 22, 2007.

Exhibit 7.03.	Support Agreement, dated October 22, 2007.

Exhibit 7.04	Debt Commitment Letter, dated October 22, 2007.

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Schedule 13D with respect to such person is true, complete and correct.

Dated: November 1, 2007

/S/ LONNIE C. POOLE, JR.
LONNIE C. POOLE, JR.

/S/ LONNIE C. POOLE, III
LONNIE C. POOLE, III

/S/ JIM W. PERRY
JIM W. PERRY

/S/ SCOTT J. POOLE
SCOTT J. POOLE

LONNIE C. POOLE, III IRREVOCABLE
TRUST (TAILWALKER TRUST)

By:	/s/ Scott J. Poole
Name:	Scott J. Poole
Title:	Trustee

LONNIE C. POOLE, III IRREVOCABLE
TRUST (TAILWALKER NON-GST TRUST)

By:	/s/ Scott J. Poole
Name:	Scott J. Poole
Title:	Trustee

LONNIE C. POOLE, JR. GRANTOR TRUST
DATED MAY 1, 1995

By:	/s/ Lonnie C. Poole, III
Name:	Lonnie C. Poole, III
Title:	Trustee

By:	/s/ Scott J. Poole
Name:	Scott J. Poole
Title:	Trustee